CFO presentation to the Annual Meeting of the Company

I am going to give a brief financial overview of the past year and will answer any specific questions later, in the question and answer portion of the meeting.

In April, 2005, Snocone Systems, Inc. and Who’s Your Daddy, Inc. completed a reverse merger. The resulting public company, Who’s Your Daddy, Inc., started moving forward on licensing the trademarked catchphrase “Who’s Your Daddy.” In July, 2005 we started selling the “King of Energy™” drink. We generated approximately $80,000 in sales in 2005 and $170,000 in the first quarter of 2006. This includes 12 orders for sales to our Circle K convenience store distributor.

In June, 2005 we signed a merger agreement with Pharb which was intended to provide access to 55,000 locations to sell the WYD products and bring in a proven product to generate substantial income. After six months of non-results from Pharb, we decided it would be in our best interest to rescind this merger.

In April, 2005 we signed a financing arrangement for $3.75 million. After taking the first $1.25 million, we believed that, with the addition of Pharb, we were in a much better financial position and could secure financing on better terms. As a result, we began to take the necessary steps to pay off this first financing and secure new funding. The longer-term financing never materialized, due to numerous market events and the rescission of the Pharb merger. As a result, we have had cash flow challenges.

Over the last year, the Company has received several smaller funding infusions. We are currently in discussions for funding of between $4 and $6 million, which will be utilized for production, marketing, general operations and longer-term financing.

Once this funding is finalized, we should be able to meet our projected sales of $12 million for 2006. We are currently producing 45,000 cases of the three flavors of the King of Energy drink, which will generate over $800,000 of revenue, with over $250,000 pre-sold. In addition, we have a 13,000 case order from our Mexican distributor, totaling $260,000, which is waiting on their securing trade financing.

Our projections show a positive cash flow by the end of the third quarter of 2006 and a profit for the calendar year.